

May 9, 2013

Via E-mail
Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas
Suite 2902
New York, New York 10036

> Re: **Chimera Investment Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 8, 2013**
> **File No. 1-33796**

Dear Ms. Denahan:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Critical Accounting Policies and Estimates, page 63

Interest Income and Impairment on Non-Agency and Agency Residential Mortgage-Backed Securities, page 63

1.   We note that you previously disclosed on page 6 of your Form 10-Q for the quarterly period ended September 30, 2011 that you determined that the application of ASC 325-40 should have been applied rather than ASC 320-10 in evaluating non-Agency RMBS that are not of high credit quality. We also note your new disclosure on page 1 of your Form

10-K for the fiscal year ended December 31, 2011 which states that you should have applied ASC 325-40 and ASC 310-30. Please describe the additional facts and circumstances that came to light after you filed the Form 10-Q for the quarterly period ended September 30, 2011 that impacted your revised conclusion that certain of your non-Agency RMBS not of high credit quality should be accounted for under ASC 310-30. Furthermore, we note that you stated in your response dated January 12, 2012 that certain of your MBS which represent the beneficial interests resulting from a whole loan securitization completed in 2008 are within the scope of Subtopic 310-30. Clarify if you subsequently determined that more of your MBS were within the scope of ASC 310-30 and, if so, why.

2.   You disclose that a positive change in the amount and timing of future cash flows to be collected from the previous estimate used for accounting purposes must be considered significant for Non-Agency RMBS accounted for under ASC 310-30 for the effective interest rate in future accounting periods to increase. Please tell us, and disclose in future filings, the factors you consider to determine whether a change is "significant." Also, discuss the extent to which the effective interest rate is not increased in future periods even when there is a positive change due to the change not being significant.

Fair Value Measurements, page 68

3.   You disclose that management indirectly corroborates its estimates of the fair values generated by your internal pricing models by comparing the results to independent prices provided by dealers in the securities and/or third party pricing services, if available. Please tell us and, in future filings, expand your disclosure to address the following:

- The number of prices you generally obtain per instrument, and if you obtain multiple prices, how you determine the appropriate value for comparison;

- The extent to which the independent prices vary from the values determined by your internal pricing models and your policy for determining the fair value when the differences are significant;

- The extent to which the pricing services you use are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

- The extent to which independent prices are unavailable and, when unavailable, the additional procedures you perform, if any, to further validate the fair values generated by your internal pricing models.

Alexandra Denahan
Chimera Investment Corporation
May 9, 2013
Page 3

Item 9A. Controls and Procedures, page 87

Material Weakness in Internal Control Over Financial Reporting, page 88

4.   We note your disclosure which states that the Restatement did not result in changes to historical estimates of the fair values of your investments in RMBS or your estimates of the related cash flows expected to be collected that serve as a basis for your estimates of fair value and income recognition. We also note the disclosure in your Item 4.01 Form 8-K/A filed on March 25, 2013 indicating that Deloitte previously had a disagreement with you over the use of cash flows used to estimate other-than-temporary impairment and interest income accretion differing from those used to estimate fair value. Your disclosure also states that the disagreement was satisfactorily resolved. Please clarify how the disagreement was resolved and how it did not result in any changes to your estimates of fair values or the related cash flows.

Note 16. Restatement, page F-42

5.   Please clarify the following items related to your restatement:

*   You disclose that you should have also applied the guidance in ASC 325-40 and ASC 310-30 to certain of your RMBS; please clarify if the errors in the accounting for your RMBS portfolio were solely related to applying the wrong guidance or if the errors were also caused by inappropriately applying the guidance in ASC 320-10 and ASC 310-20. Please quantify the errors related to each cause, if applicable.

*   Provide a detailed description of the errors disclosed on page F-43 related to the changes in fair value of interest-only RMBS and the increase in the allowance for loan losses related to Securitized Loans Held for Investment.

*   Please provide a more detailed explanation of why the guidance in ASC 325-40 and ASC 310-30 was not applied previously.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Alexandra Denahan
Chimera Investment Corporation
May 9, 2013
Page 4

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant